New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4958 E-Mail: trina_sandoval@newyorklife.com Trina Sandoval Associate General Counsel

March 9, 2018

VIA EDGAR

Frank A. Buda, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-219399

(New York Life Premier Variable Annuity – FP Series)

Dear Mr. Buda:

We filed our comment response letter on March 6, 2018 to the telephonic comments of the staff of the U.S. Securities and Exchange Commission that we received on February 21, 2018, in connection with the post-effective amendment to the above-referenced registration statement filed on February 2, 2018. At your request, we are filing as correspondence, changed pages only, of the New York Life Premier Variable Annuity – FP Series prospectus that has been marked against the prospectus filed on February 2, 2018, to show the changes reflecting your comments.

If you have any comments or questions, please feel free to contact me at (212) 576-4958.

Sincerely,

/s/ Trina Sandoval
Trina Sandoval
Associate General Counsel